Mark L. Johnson
June 8, 2007
+1 617 526 6038 (t)
+1 617 526 5000 (f)
mark.johnson@wilmerhale.com
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Karen J. Garnett

Re:	SoundBite Communications, Inc.
Registration Statement on Form S-1 (Reg No. 333-142144)
Ladies and Gentlemen:
     Our client SoundBite Communications, Inc. (the “Company”) is submitting for filing contemporaneously herewith Amendment No. 1 (the “Amended S-1”) to the Registration Statement on Form S-1 (Reg. No. 333-142144) (the “Original S-1”) filed by the Company with the Securities and Exchange Commission (the “SEC”) on April 16, 2007. We have set forth below the responses of the Company to the comments of the staff of the SEC (the “Staff”) set forth in the letter dated May 22, 2007, from Karen J. Garnett, Assistant Director of the SEC, to Peter Shields, President of the Company.
     For convenient reference, we have set forth below in italics each of the Staff’s comments set forth in the letter dated May 22, 2007 and have keyed the Company’s responses to the heading and numbering of those comments. The responses are based on information provided to us by representatives of the Company. For convenience, capitalized terms in the responses below are used with the meanings ascribed to them in the Amended S-1.
General
1.	Please continue to monitor the updating requirements of Rule 3-12 of Regulation S-X.

The Amended S-1 includes unaudited financial statements as of March 31, 2007 and for the three months ended March 31, 2006 and 2007. The Company confirms that it will monitor and comply with the updating requirements of Rule 3-12 of Regulation S-X.
Prospectus Summary, page 1
2.	We note the disclosure here and later in the document that you are a “leading provider of on-demand automated voice messaging, or AVM, solutions.” Please provide independent third-party support for this statement and revise the disclosure to clarify the measure by which you are “leading.”

The Company believes it is a leading provider of on-demand AVM solutions based on two key metrics.

Securities and Exchange Commission
June 8, 2007

First, the Company believes is has one of the largest shares of the market for on-demand AVM solutions. The third-party report being provided to the Staff supplementally in response to comment 6 below estimates that the market for on-demand AVM solutions was $503 million in 2006. The Company’s revenues of $29.1 million in 2006 represented approximately 6% of this estimated on-demand AVM market. The AVM market currently consists of a large number of providers with relatively small market shares. The third-party report identifies 88 of these participants. (The Company estimates that there currently are approximately 125 AVM solution providers in total.) Information about the specific revenue of other market participants is not publicly available. The third-party report is a “blind” compilation, which aggregates confidential financial information provided by industry participants based on the understanding that company-specific information will not be included in the report or otherwise made available to others. The Company believes that only one competitor derives greater revenue than the Company from the on-demand AVM market although the third-party report does not provide company-specific revenue, the Principal of the market research firm that produced the third-party report stated to the Company, for attribution in this response letter, that “SoundBite is one of the leading solution providers in a highly fragmented market.”

Second, the Company believes it has established itself as a leader in developing technology and products for the on-demand AVM market. The Company believes its technology and product leadership is evidenced by its receipt of various industry awards, including those identified in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Background” on page 30 of the Amended S-1. Because it views market share and technological and product development as the two principal benchmarks by which leadership is measured by a software company, the Company respectfully submits that the existing disclosure identifying the Company as a leader is supported and appropriate.

3.	We note the disclosure on page two and in the business section that clients using your services “can achieve significant savings relative to on-premise systems.” Please revise to clarify if this is always the case or if the savings are dependent on the volume needed by clients.

On-premise systems, such as predictive dialers, typically require an upfront investment in hardware and software as well as recurring expenditures for maintenance. (See “Business—Industry Background and Trends—Inefficiencies of Contact Centers” at page 47 of the Amended S-1 for a description of this limitation as it applies to predictive dialers.) The Company’s service does not require clients to invest in or maintain new hardware or pay licensing or maintenance fees for additional software. As a result, an organization seeking an AVM solution typically is able to initiate a campaign at a much lower cost using the Company’s platform rather than an on-premise solution.

Once it has an on-premise system in place, an organization can increase the volume of calls without incurring significant additional expense, until the volume of calls increases such that additional equipment or licensing fees are required. As a result, the relative cost savings from using the Company’s platform decrease for some quantity of usage as volume increases, before increasing in “steps” as additional on-premise equipment and supporting software licenses are required. In general, the Company’s usage-based pricing model results in a relatively linear increase in cost as

Securities and Exchange Commission
June 8, 2007

additional calls are placed (subject, however, to volume pricing discounts), while the cost of on-premise systems tends to increase in discrete increments.

The Company believes that the existing disclosure is accurate, in that the use of the word “can” indicates that there are circumstances where an organization may not achieve significant savings from the use of the Company’s service rather than an on-premise system. The Company believes that a detailed discussion of the circumstances under which the cost savings vary would not be meaningful for investors because it would need to be based on hypothetical circumstances or constraints that might be faced by an organization. The Company further believes, based on its past experience, that organizations frequently achieve significant savings by using the Company’s service rather than on-premise systems, and therefore respectfully submits that the existing disclosure is appropriate.
SoundBite Communications, page 1
4.	Please revise the second paragraph to clarify the meaning of the phrase “multi-tenant customer communications platform.” Similarly, please clarify the meaning of the statement that your platform is designed to “scale securely.”

The Company has revised the disclosure contained in the Original S-1 in response to the Staff’s comments.
•	The disclosure in “Prospectus Summary—SoundBite Communications” on page 1 and “Business—Overview” on page 46 of the Amended S-1 reflects changes intended to clarify the meaning of “multi-tenant customer communications platform.”

•	The disclosure in “Prospectus Summary—SoundBite Communications” on page 1, “Prospectus Summary—Our On-Demand Service” on page 2, “Business—Overview” on page 46 and “Business—Our Solution” on page 48 of the Amended S-1 reflects changes intended to clarify the meaning of “scale securely.”
5.	We note the reference at the end of this section to your revenues in the last three years. Please balance the reference to increasing revenues with a statement regarding your net losses in two of the last three fiscal years.

In light of the Staff’s comment and the presentation of financial information in “Prospectus Summary—Summary Financial Data” on page 5 of the Amended S-1, the Company has omitted from the Amended S-1 the sentence referencing the Company’s revenues that appeared in “Prospectus Summary—SoundBite Communications” on page 1 of the Original S-1.
Industry Background, page 2
6.	Please provide independent third-party support for the industry estimates in the last paragraph of this section. Clearly mark by highlighting or some other means the information that supports your disclosure. In addition, please provide us with the relevant portions of the IDC report that you cite under “Our On-Demand Service.”

Securities and Exchange Commission
June 8, 2007

The Company is providing to the Staff supplementally copies of portions of (a) a third-party report that serves as a basis for the industry estimates in the last paragraph of “Prospectus Summary—Industry Background” on page 2 of the Amended S-1 and (b) the May 2006 IDC report cited in “Prospectus Summary—Our On-Demand Service” on page 2 of the Amended S-1.
Risk Factors, page 6
Substantially all of our revenue is derived from the use of our service for AVM campaigns, and a decline in sales of this service would materially adversely affect our operating results, page 10
7.	This risk factor appears to be similar to the risks described in your first risk factor on page 6. Please revise to clarify how the two risk factors are different or revise to combine them.

In light of the Staff’s comment, the Company has omitted from the Amended S-1 the subsection entitled “Risk Factors—Substantially all of our revenue is derived from the use of our service for AVM campaigns, and a decline in sales of this service would materially adversely affect our operating results” that appeared on page 10 of the Original S-1.
We incorporate technology licensed from third parties in our service..., page 14
8.	To place this risk in context, please revise to disclose the portion of your products and services that incorporate and rely upon third party technology.

The Company has revised the disclosure contained in the Original S-1 in response to the Staff’s comment. Please see “Risk Factors—Our platform relies on technology licensed from third parties, and our inability to maintain licenses of this technology on similar terms or errors in the licensed technology could result in increased costs or impair the implementation or functionality of our service, which would adversely affect our business and operating results” on page 14 of the Amended S-1.
We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to newly applicable compliance initiatives, page 15
9.	The risk associated with complying with the federal securities laws affects all public companies across industries. Please revise to clarify how this risk is specific to your company or your industry or eliminate the risk factor.

In light of the Staff’s comment, the Company has omitted from the Amended S-1 the subsection entitled “Risk Factors—We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to newly applicable compliance initiatives” that appeared on page 15 of the Original S-1.
Our ability to raise capital in the future may be limited, and our failure to raise capital when needed could prevent us from executing our growth strategies, page 16
10.	Please revise the subheading to indicate the risk of dilution, or present the risk of dilution in a separate risk factor.

Securities and Exchange Commission
June 8, 2007

The Company has revised the disclosure contained in the Original S-1 in response to the Staff’s comment. Please see “Risk Factors—If we are unable to raise capital when needed in the future, we may be unable to execute our growth strategy, and if we succeed in raising capital, we may dilute your percentage ownership of our common stock or may subject our company to interest payment obligations and restrictive covenants” on page 16 of the Amended S-1.
Any expansion of our business into international markets would require us to comply with additional debt collection, telemarketing, data privacy and other regulations...,_page 20
11.	The risks described under this subheading appear to overlap with the risks described in the second risk factor on page 14. Please revise to limit repetitive disclosure.

The Company has revised the disclosure contained in the Original S-1 in response to the Staff’s comment. Please see “Risk Factors—Any expansion of our business into international markets would expose us to additional business risks, and failure to manage those risks could adversely affect our business and operating results” on page 14 of the Amended S-1.
Future sales of our common stock by existing stockholders could cause our stock price to decline, page 21
12.	It is not clear why you are unable to disclose the number of shares subject to lockup agreements. Please tell us why the number is dependent on the offering price or amount.

The third sentence of the disclosure under “Risk Factors—Future sales of our common stock by existing stockholders could cause our stock price to decline” at page 21 in the Original S-1 indicates that all of the Company’s stockholders are subject to lock-up agreements. The Company has not provided the number of shares that will be eligible for sale upon expiration of the lock-up agreements, pending the determination and implementation by the Company of the reverse stock split expected to be effected prior to effectiveness. See also, for example, “Shares Eligible For Future Sale” at page 83 of the Amended S-1.
Use of Proceeds, page 24
13.	We note the disclosure in this section that the balance of the proceeds not applied to your long term debt is not allocated to a specific purpose. Please revise to discuss the principal reasons for this offering. Please refer to Item 504 or Regulation S-K.

The Company has revised the disclosure contained in the Original S-1 in response to the Staff’s comment. Please see “Use of Proceeds” on page 23 of the Amended S-1.
Management’s Discussion and Analysis
Revenues, page 31
14.	We note the disclosure in the last full paragraph on page 31 that your usage based model allows you to generate additional revenues as clients increase usage. Please revise to balance the disclosure by clarifying that it can also result in a decrease in revenues as it is easier for clients to discontinue or reduce their use.

Securities and Exchange Commission
June 8, 2007

The Company has revised the disclosure contained in the Original S-1 in response to the Staff’s comment. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Revenues—Usage-based Fees” at page 30 of the Amended S-1.
Stock Based Compensation, page 33
15.	We note disclosure in the last paragraph of this section and on page 66 indicating that in 2006 and 2007 you engaged an independent business valuation firm to prepare valuation reports to assist the board in determining the fair value of your common stock for purposes of stock option grants. Please identify the valuation firm and file its consent to being named in the registration statement.

The Company has omitted from the Amended S-1 the reference to the contemporaneous valuations of its common stock contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Stock-Based Compensation” at page 32 of the Original S-1. Please also see the response provided below with respect to comment 42.
Results of Operations, page 36
16.	We note that sales and marketing expenses increased at a faster rate than revenues. Please revise to discuss this aspect of the growth and if it will be a trend for future periods.

The Company has revised the disclosure contained in the Original S-1 in response to the Staff’s comment. In “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Comparison of Years Ended December 31, 2005 and 2006—Operating Expenses—Sales and Marketing” on page 37 of the Amended S-1, the Company has included a cross-reference to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Operating Expenses—Sales and Marketing” (which appears at page 31 of the Amended S-1), which is the subsection in which the Company provides forward-looking and trend information regarding each of its operating expense categories, including sales and marketing expenses.

17.	In this subsection, please revise to discuss the changes in your net income/loss.

The Company has revised the disclosure contained in the Original S-1 in response to the Staff’s comment. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Comparison of Three Months Ended March 31, 2006 and 2007—Net Loss” on page 36, “—Comparison of Years Ended December 31, 2005 and 2006—Net Income (Loss)” on page 38 and “—Comparison of Years Ended December 31, 2004 and 2005—Net Income (Loss)” on page 40 of the Amended S-1.
Liquidity and Capital Resources, page 41
18.	We note that you believe your existing cash, your cash flow, borrowings, and the proceeds from this offering will be sufficient to meet your anticipated needs for the next 12 months. Please revise to clarify if the noted disclosure is true absent the proceeds from this offering. Also, discuss your ability to satisfy your debt obligations and capital expenditure requirements without the proceeds from this offering.

Securities and Exchange Commission
June 8, 2007

The Company has disclosed its belief that it will have sufficient short-term funding to meet its liquidity needs for the next year and, more importantly, has described the sources of its short-term funding and the circumstances that could affect those sources of liquidity. Because this is the Company’s initial public offering, no existing or potential investor in the Company’s common stock will be relying on the statements contained in the Amended S-1 (or any further amendment of the Original S-1) unless the proposed offering is completed. The Company therefore believes that liquidity information based on an assumption that the offering is not completed would not be useful to potential investors for the same reason that it would not be helpful for the Company to describe the detailed terms of the outstanding series of preferred stock that will convert automatically upon completion of the offering. Based on the foregoing, the Company respectfully submits that the disclosure contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” on pages 41 to 44 of the Amended S-1 satisfies the requirements of Rule 303(a)(1) of Regulation S-K, including the related Instruction 5.
Business
Our Strategy, page 48
19.	Please revise to explain how your clients are “referenceable” as that term is used at the bottom of page 48. Also, explain how “third party” agencies are “referenceable” into “first party” clients.

The Company has revised the disclosure contained in the Original S-1 in response to the Staff’s comments. Please see “Business—Our Strategy—Leverage referenceable client base” on page 49 of the Amended S-1.

20.	We note the disclosure that your client base includes 14 of the 20 largest collection agencies in North America. Please provide to us support for this statement. Also, please clarify whether you have written agreements with these customers, whether your agreements are long-term or short-term, and whether the agreements are exclusive.

The Company is providing to the Staff supplementally a copy of a portion of a third-party publication that serves as a basis for the cited statement in “Business—Our Strategy—Leverage referenceable client base” on page 49 of the Amended S-1.

The nature of the Company’s written agreements with its clients is discussed elsewhere in the Amended S-1. See, for example, “Risk Factors—Our clients are not obligated to pay any minimum amount for use of our service on an on-going basis, and if they discontinue use of our service or do not use our service on a regular basis, our revenues would decline” at page 9 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Revenues—Usage-based Fees” at page 30 of the Amended S-1. In light of the Staff’s second comment, the Company has restated the description of its client agreements in the second paragraph of “Business—Clients” at page 53 of the Amended S-1, which paragraph also includes the disclosure regarding the large North American collection agencies included in the Company’s client base.

Securities and Exchange Commission
June 8, 2007

Research and Development, Page 53
21.	We note the disclosure in the first paragraph on page 54 about the cost of “enhancing and maintaining our service is significantly less than the comparable cost for an on-premise solution.” Please provide support for this statement or tell us the basis for management’s belief. Also, please revise to clarify the basis for this comparison. For example, is the comparison based on a per customer cost or some other measure?

After reviewing the cited statement and considering the Staff’s comments, the Company believes that this statement will not provide potential investors with material, useful information. The Company therefore has omitted this statement from the subsection entitled in “Business—Technology, Development and Operations—Research and Development” at page 54 of the Amended S-1.
Operations, page 54
22.	We note that you serve your clients from two third party hosting facilities. Please revise to clarify if you insure the assets located at the third party hosting facilities.

The Company has revised the disclosure contained in the Original S-1 in response to the Staff’s comment. Please see “Business—Technology, Development and Operations—Operations” on page 55 of the Amended S-1.

23.	We note that you “own or lease” all of your hardware. Please revise to disclose the percentage you own versus that which you lease. Clarify if there is any material risk associated with leasing your hardware.

The Company has revised the disclosure contained in the Original S-1 in response to the Staff’s comments. Please see “Business—Technology, Development and Operations—Operations” on page 55 of the Amended S-1.
Competition, page 54
24.	We note the discussion of competition as it relates to predictive dialers and hosted AVM solutions. Please include a discussion of other companies that provide the same type of AVM solutions services that you do.

The Company has revised the disclosure contained in the Original S-1 in response to the Staff’s comment. Please see “Business—Competition—Hosted AVM Solutions” on page 56 of the Amended S-1.
Intellectual Property, page 56
25.	Please revise to describe the intellectual property covered by your pending patent application. Also, disclose the patent number and application number and duration and effect of your one patent and the pending application. Refer to Item 101(c)(iv) of Regulation S-K.

Securities and Exchange Commission
June 8, 2007

The Company has revised the disclosure contained in the Original S-1 in response to the Staff’s comment. Please see “Business—Intellectual Property” on page 57 of the Amended S-1.

26.	Disclose the trademarks and service marks, other than “Soundbite,” that are material to your business and clarify whether any of your marks other than “Soundbite” is registered.

The Company has revised the disclosure contained in the Original S-1 in response to the Staff’s comments. Please see “Business—Intellectual Property” on page 57 of the Amended S-1.
Government Regulation, page 57
27.	Please revise to clarify if the federal and state laws and regulations impose any material compliance cost on your business.

The Company has revised the disclosure contained in the Original S-1 in response to the Staff’s comment. Please see “Business—Government Regulation” on page 58 of the Amended S-1.
Properties, page 58
28.	Please expand the disclosure to provide a discussion of the third-party hosting facilities in Ashburn, Virginia and Somerville, Massachusetts.

The Company has revised the disclosure contained in the Original S-1 in response to the Staff’s comment. Please see “Business—Properties” on page 59 of the Amended S-1.
Director Compensation, page 63
29.	Please revise to disclose director compensation in the tabular format prescribed by Item 402(k) of Regulation S-K.

The Company has revised the disclosure contained in the Original S-1 in response to the Staff’s comment. Please see “Management—Director Compensation” on page 65 of the Amended S-1.
Executive Compensation
Compensation Discussion and Analysis, page 65
30.	We note that the compensation committee considers comparable companies in determining compensation. If comparable companies were identified for 2006 compensation, please disclose the names of these peer companies and identify the specific elements of compensation that were benchmarked. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

The Company has clarified the disclosure contained in the Original S-1 in response to the Staff’s comment. Please see “Management—Executive Compensation—Compensation Discussion and Analysis—Objectives and Philosophy of Our Executive Compensation Program” on page 65 of the Amended S-1.

Securities and Exchange Commission
June 8, 2007

Components of our Executive Compensation Program, page 65
31.	We note the disclosure concerning the cash bonuses on page 65. Please revise to clarify whether the “certain strategic objectives” were met in 2006.

The Company has revised the disclosure contained in the Original S-1 in response to the Staff’s comment. Please see “Management—Executive Compensation—Compensation Discussion and Analysis—Components of Our Executive Compensation Program” on page 66 of the Amended S-1.

32.	Please revise to describe in more detail and to quantify the benchmarks used to determine cash bonuses under the 2006 Executive Compensation Plan and the 2007 Management Cash Compensation Plan. Describe both financial performance objectives and the strategic objectives under the 2006 plan, as well as the strategic objectives, revenue targets, and profitability targets under the 2007 plan. Alternatively, tell us why you believe that disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b). To the extent that that it is appropriate to omit specific targets and objectives, discuss how difficult it will be for the executives or how likely it will be for the registrant to achieve the target goals. Please see Instruction 4 to Item 402(b) of Regulation S-K.

The Company has revised the disclosure contained in the Original S-1 in response to the Staff’s comments to disclose qualitative information regarding the objectives and targets under the 2006 Executive Compensation Plan and the 2007 Management Cash Compensation Plan. Please see “Management—Executive Compensation—Compensation Discussion and Analysis—Components of Our Executive Compensation Program” on pages 66 and 67 of the Amended S-1.

The Company has omitted the quantitative revenue and profitability targets and the specific strategic objectives for the 2006 Executive Compensation Plan and the 2007 Management Cash Compensation Plan. Disclosing this information would cause substantial harm to the competitive position of the Company by allowing its competitors to discern the Company’s internal forecasts, strategic direction and key business objectives for the applicable years. The Company, therefore, believes that such information constitutes “commercial and financial information obtained from a person and privileged or confidential” under the provisions of Section (b)(4) of Rule 80 of the Freedom of Information Act and may be excluded under Instruction 4 to Item 402(b) of Regulation S-K.
Grants of Plan-Based Awards in 2006, page 68
33.	If applicable, please expand the table to include columns reflecting estimated future payouts, as required by Item 402(d) of Regulation S-K.

The Company confirms that no estimated future payouts are required to be disclosed in the table presented in “Management—Executive Compensation—Grants of Plan-Based Awards in 2006” on page 69 of the Amended S-1.

34.	From the last two columns of the table, we note that the exercise price and grant date fair value of the options are equal. Please tell us how you determined that the fair value of the option award on the date of grant was equal to the fair market value of the underlying common stock on that date.

Securities and Exchange Commission
June 8, 2007

The Company has revised the disclosure contained in the Original S-1 in response to the Staff’s comment. Please see footnotes (2) and (3) to the table presented in “Management—Executive Compensation—Grants of Plan-Based Awards in 2006” on page 69 of the Amended S-1.

36.	It appears that the last column of your table discloses the awards on a per share basis. Please revise to disclose the grant date fair value for each award in total. Refer to Item 402(d)(viii) of Regulation S-K.

The Company has revised the disclosure contained in the Original S-1 in response to the Staff’s comment. Please see the table presented in “Management—Executive Compensation—Grants of Plan-Based Awards in 2006” on page 69 of the Amended S-1.
Option Exercises and Stock Vested, page 69
35.	We note that you will calculate the value realized upon exercise of the options based on the midpoint of the range for the public offering. Please tell us why this calculation is appropriate and why you have not calculated the value of the underlying common stock on the date of exercise. Please refer to the instruction to Item 402(g)(2) of Regulation S-K.

The Company has revised the disclosure contained in the Original S-1 in response to the Staff’s comments. Please see the table presented in “Management—Executive Compensation—Option Exercises and Stock Vested” on page 70 of the Amended S-1.
Principal and Selling Stockholders, page 73
36.	Please revise to identify the selling shareholders in your next amendment or tell us why you are unable to do so.

The selling stockholders in the offering have not been identified. Among other things, potential selling stockholders have indicated to the Company that they are unwilling to commit to selling shares in the offering until more certain guidance is available with respect to the estimated price range of the offering.

37.	Please identify the natural persons that exercise voting and investment control over the shares held by Venture Capital Fund of New England.

The Company has revised the disclosure contained in the Original S-1 in response to the Staff’s comment. Please see “Principal and Selling Stockholders” on page 74 of the Amended S-1.

38.	Please indicate if any of your selling shareholders in this prospectus are broker-dealers or affiliates of broker-dealers. Please include a representation, if true, that each affiliate of a broker-dealer (1) purchased your securities in the ordinary course of business and (2) at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If you cannot provide this representation, please advise.

The Company confirms that, upon identification of the selling stockholders, it will (a) disclose whether any of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer and

Securities and Exchange Commission
June 8, 2007

(b) either provide the requested representations with respect to each broker-dealer or affiliate or advise the Staff that such representations cannot be made, as appropriate.
Related-Party Transactions, page 75
39.	Please disclose the conversion price, if any, for each series of convertible preferred stock. If there is no conversion price, please clarify whether the preferred stock will convert into common stock on a 1-for-1 basis or some other ratio.

The Company has revised the disclosure contained in the Original S-1 in response to the Staff’s comment. Please see “Related-Party Transactions—Convertible Preferred Stock Purchase Agreements” on page 76 of the Amended S-1.

40.	On page 76, you disclose that two founders have the right to require you to register an additional 1.9 million shares under “specific circumstances.” Please revise to identify the circumstances. Also, revise to identify the founders.

The Company has revised the disclosure contained in the Original S-1 in response to the Staff’s comments. Please see “Related-Party Transactions—Investors’ Rights Agreement” on page 77 of the Amended S-1.
Description of Capital Stock, page 77
41.	Please revise here to disclose the conversion price and dividend feature, if any, of the four series of preferred stock.

The Company has revised the disclosure contained in the Original S-1 in response to the Staff’s comment. Please see “Description of Capital Stock—General” on page 78 of the Amended S-1.
Note 10 — Common Stock
42.	For equity instruments granted during the twelve months prior to the date of the most recent balance sheet included in your registration statement, please expand your footnote to disclose the number of options or shares granted by month or quarter, the exercise price and the intrinsic value, if any.

In response to the Staff’s comment, the Company has revised the disclosure contained in the Original S-1 to provide the requested option information on a quarterly basis. Please see Note 10 of “Notes to Financial Statements” on page F-21 of the Amended S-1.

In addition, we have included as Appendix A to this letter supplemental information provided by the Company in order to assist the Staff in any further consideration of the option grants made by the Company during the twelve months prior to March 31, 2007, the date of the most recent balance sheet included in the Amended S-1.

43.	Your disclosure on page F-23 states the fair value of your common stock used in determining exercise prices for options granted was determined by the Board of Directors. On page 34 of your MD&A you disclose that you obtained an unrelated valuation specialist to determine the fair value of your common stock in fiscal years 2006 and 2007. Please reconcile these disclosures.

Securities and Exchange Commission
June 8, 2007

Please see the response provided above with respect to comment 15.
Part II
Item 15. Recent Sales of Unregistered Securities
44.	Please revise to disclose the names of persons or identify the class of persons to whom the Series C and Series D preferred shares were sold. Refer to Item 701(b) of Regulation S-K.

The Company has revised the disclosure contained in the Original S-1 in response to the Staff’s comment. Please see “Item 15. Recent Sales of Unregistered Securities” on page II-2 of the Amended S-1.
Exhibits
45.	Please file your legal opinion with the next amendment or provide a draft opinion for us to review. We must review the opinion before we declare the registration statement effective and we may have additional comments.

The Company will provide to the Staff supplementally a draft of the opinion letter we propose to file as Exhibit 5.1 to a subsequent amendment to the Original S-1.
* * * *
     Please do not hesitate to telephone the undersigned at 617-526-6038 if you have any questions regarding this response letter, the Amended S-1, the information being provided supplementally or any related matters.

Very truly yours, /s/ Mark L. Johnson Mark L. Johnson

cc:	Yolanda Crittenden Duc Dang Cicely Lamothe Peter R. Shields Robert C. Leahy Christopher A. Hemme Stephen W. Ingram Mark J. Macenka Kenneth J. Gordon

Securities and Exchange Commission
June 8, 2007

Appendix A
SoundBite Communications, Inc.
Supplemental Information Regarding Option Grants Since April 1, 2006
General
     Since April 1, 2006, the Company has granted options to purchase common stock as follows:

	Number of
Grant Date	Option Shares	Exercise Price
May 2, 2006	27,500	$0.177
June 13, 2006	108,000	0.177
July 26, 2006	468,500	0.177
September 12, 2006	46,500	0.177
September 18, 2006	902,015	0.177
October 25, 2006	147,000	0.177
December 13, 2006	242,000	0.870
February 16, 2007	150,000	1.260
March 1, 2007	489,500	1.530
March 27, 2007	76,500	1.900
     Each of these options was granted with an exercise price equal to the fair value of the common stock on the date of grant, as determined by the Board of Directors of the Company (the “Board”). In reaching its conclusions as to fair value, the Board considered a range of factors, including:
•	reports of Shields & Company, Inc. (the “Valuation Firm”), an investment banking firm that is an independent third-party valuation specialist with respect to the Company (and that is not related to or affiliated with Peter Shields, the President and Chief Executive Officer of the Company);

•	the Company’s historical operating and financial performance;

•	the Company’s financial position and its financial projections and future prospects;

•	the relative illiquidity of the common stock, including the opportunity for liquidity events;

•	the stock price performance of selected publicly held companies identified as being comparable to the Company; and

•	trends in the broad market for software and other technology stocks.
     In connection with each option grant, the Board also considered the relevance of the pricing of the Company’s then-most recent sales of convertible preferred stock and the rights and preferences of that preferred stock as compared to the common stock. The Board attributed limited weight to this pricing

Securities and Exchange Commission
June 8, 2007

information, however, in part because of the period of time that had elapsed between June 2005, when the Company completed its the most recent sale of convertible preferred stock, .and the option grant dates.
     The Board considered and applied these and other factors as it deemed appropriate in determining the fair value of the common stock on each date of grant, as further described below. In particular, the Company has obtained independent valuations of the common stock more frequently as it neared and commenced the initial public offering process, because of the significant continuing effect the registration process has on the fair value of the common stock.
Option Grants from May 2, 2006 to October 25, 2006
     To assist its ongoing determinations of the fair value of the common stock, the Board engaged the Valuation Firm to provide an independent valuation of the common stock as of March 31, 2006. As part of its evaluation process, the Valuation Firm reviewed the Company’s operating history, plans and forecasts and the operating results and stock price performance of comparable public companies. It also interviewed certain of the Company’s personnel to discuss the Company’s plans and business. The Valuation Firm’s independent valuation was performed in accordance with the Practice Aid of the American Institute of Certified Public Accountants entitled Valuation of Privately-Held-Company Securities Granted as Compensation (the “Practice Aid”). The Valuation Firm determined the fair value of the common stock as of March 31, 2006 to be $0.11 per share.
     In addition to the independent valuation report as of March 31, 2006, the Board also considered the following developments in determining the fair value of the common stock:
•	In early 2006, the Company learned that it had lost two significant customers, each of which had been projected to contribute significant revenue in 2006 and future periods.

•	The Company’s revenue plan for 2006 had been prepared and proposed by management in the fourth quarter of 2005 and then was approved by the Board in December 2005. During the second quarter of 2006, management, based on actual operating results during the year to date and on updated prospective information about the Company and the market, reduced the revenue estimate for 2006 to a range that represented a decrease of 6.5% to 11% from the original revenue plan estimate.

•	Management provided revenue projections for 2007 and 2008 to the Board in March 2006. During the second quarter of 2006, management reduced the projected revenues for 2007 by 30%, and the projected revenues for 2008 by 44%.

•	Stock prices of publicly traded companies viewed as comparable to the Company generally were stagnant during the first three quarters of 2006.

•	During the summer of 2006, financial markets, including The NASDAQ Global Market, were not particularly receptive to initial public offerings by relatively early-stage companies with limited operating histories.
     In addition to these company-specific and industry-specific trends, the Board also considered the tax and accounting implications of Section 409A and SFAS 123R in seeking to establish the fair value of the common stock on option grant dates.

Securities and Exchange Commission
June 8, 2007

     Considering and weighting these factors on the date of each option grant from May 2, 2006 to October 25, 2006, the Board set the value of the common stock at $0.177 per share in each instance.
Option Grants on December 13, 2006
     The Board engaged the Valuation Firm to provide a second independent valuation of the common stock as of December 1, 2006. The independent valuation was performed in accordance with the Practice Aid. The Valuation Firm’s report employed a probability-weighted expected return methodology, in which a per share value was estimated for each of five key scenarios and then those values were weighted by probability in order to determine the fair value per share:
•	Initial Public Offering Scenario: Under the initial public offering scenario, the probability increased from 10% to 15% and the per share value increased to $1.81 at December 1, 2006. The increase in the per share value over the March 31, 2006 valuation was driven primarily by the fact that in December 2006 the Company began to investigate the possibility of proceeding with an initial public offering in 2007. This resulted in the per share value being discounted by only one year, increasing the price per share in December.

•	Sales-Growth Scenario: In the sales-growth scenario, the terminal value, number of shares and options, and undiscounted per share value did not change significantly from March to December 2006. Due to the Company’s contemplation of an initial public offering, however, the per share value was discounted by only one year, which lead to a substantial increase in the per share value in December.

•	Sales-Non-Growth (Technology Sale) Scenario: In the sales-non-growth (technology sale) scenario, the value allocated on a per share basis decreased from $0.03 at March 31, 2006, to $0 at December 1, 2006. In March 2006, the Valuation Firm calculated a per share value of $0.13 before adjusting for probability of 20%, whereas a per share value of $0 was calculated in December. The terminal value used in March 2006 was based on industry research, less liquidation preferences of preferred stock. The terminal value in December was determined by taking a terminal value equal to the value of the Company’s preferred stock liquidation preference. This yielded a terminal value of $0. As a result, the discounted price per share in December decreased to $0 as compared to the discounted price of $0.03 at March.

•	Private Company Scenario: In the private company scenario, the value allocated on a per share basis increased from $0 at March 31, 2006, when there were no discussions of an initial public offering, to $0.49 at December 1, 2006. In December, a per share value of $0.98 (before adjusting for probability) was determined by taking an average of the per share value between the “guideline company analysis” ($1.04 per share) and “precedent transaction analysis” ($0.93 per share). Both analyses took into account financial data from existing publicly traded “guideline companies” in order to calculate the per share value.

•	Dissolution Scenario: The dissolution scenario had 0% probability at both March 31, 2006 and December 1, 2006, and the price per share, which was $0, did not change between the two periods.

Securities and Exchange Commission
June 8, 2007

     Considering these five scenarios, the Valuation Firm concluded that the fair value of the common stock was $0.87 per share as of December 1, 2006.
     In making its determination for its December 13, 2006 grant of stock options, the Board concluded that no material events or changes had occurred since December 1, 2006 that affected the assumptions and analyses reflected in the Valuation Firm’s report as of December 1, 2006. In addition to considering the valuation report, the Board considered the following developments:
•	The Company had met with several investment bankers in December and was considering the possibility of pursuing an initial public offering at some time in 2007.

•	The Company experienced increased revenue growth of 63% in the fourth quarter of 2006 as compared with the fourth quarter of 2005, reflecting in part increased revenue from certain key accounts.

•	The stock prices of selected comparable companies had increased significantly during the fourth quarter of 2006.
Option Grant as of February 16, 2007
     The Board authorized the grant of a stock option on January 29, 2007, but made the issuance of the stock option subject to the receipt of a subsequent independent valuation report from the Valuation Firm that would help confirm the Board’s estimate of fair value. The measurement date of the option therefore did not occur until February 16, 2007, the date as of which the Valuation Firm provided a new independent valuation of the common stock. The independent valuation was performed in accordance with the Practice Aid. The valuation report employed a probability-weighted expected return methodology, in which a per share value was estimated for each of five key scenarios and then those values were weighted by probability in order to determine the fair value per share:
•	Initial Public Offering Scenario: Under the initial public offering scenario, the probability increased to 30% and per share value increased to $2.24 at February 16, 2007. While the terminal value of the Company and per share value remained did not change significantly from December 1, 2006, an increase in per share value was driven by the value being discounted by approximately 5.5 months compared to the one year that was used in the previous valuation report.

•	Sales-Growth Scenario: In the sales-growth scenario, the terminal value, number of shares and options, and undiscounted per share value did not change significantly from December 1, 2006 to February 16, 2007. The increase of approximately 7% of the undiscounted value per share value from December 2006 was driven by the lesser discount period that was used in the February 16, 2007 valuation. The probability used in the February 16, 2007 calculation was lower than the factor used in the December 1, 2006 calculation as more probability was allocated to the initial public offering scenario described above.

•	Sales-Non-Growth (Technology Sale) Scenario: In the sales-non-growth (technology sale) scenario, the value allocated on a per share basis was $0, the same as at December 1, 2006. The terminal values and liquidation preferences of the Company’s preferred stock did not

Securities and Exchange Commission
June 8, 2007

change from December 1, 2006. Even though the probability used in determining the discounted price per share for February 16, 2007 was lower than the probability used for December 1, 2007, there was no effect as the undiscounted value before adjusting for probability was $0.

•	Private Company Scenario: In the private company scenario, the value allocated on a per share basis increased from $0.98 at December 1, 2006 to $1.04 at February 16, 2007. The methodology, which reflects an average of the per share values between “guideline company analysis” and the “precedent transaction analysis,” did not change from December. The increase in per share value was primarily driven by using Company’s cumulative revenue for December in both analyses for February 16, 2007, as compared to using the Company’s cumulative November revenue in the December 1, 2006 analysis.

•	Dissolution Scenario: The dissolution scenario had 0% probability at both December 1, 2006 to February 16, 2007, and the price per share was $0 at both dates.
     Considering these five scenarios, the Valuation Firm concluded that the fair value of the common stock was $1.26 per share as of February 16, 2007. Based on this report and the absence of material events or changes since January 29, 2007, the Board concluded that the fair value of the common stock was $1.26 as of February 16, 2007. The option approved on January 29, 2007 was granted with a measurement date of February 16, 2007 and an exercise price equal to the fair value of $1.26.
Option Grants in March 2007
     March 1, 2007 Grants
     For options that were granted on March 1, 2007, the Board engaged the Valuation Firm to provide an independent valuation of the common stock as of March 1, 2007. The independent valuation was performed in accordance with the Practice Aid. The valuation report employed a probability-weighted expected return methodology, in which a per share value was estimated for each of five key scenarios and then those values were weighted by probability in order to determine the price per share.
•	Initial Public Offering Scenario: Under the initial public offering scenario, per share value increased from $2.24 at February 16, 2007 to $2.59 at March 1, 2007. The increase in per share value was primarily driven by a 13% increase of the terminal value from February 16, 2007 to March 1, 2007. The terminal value was based on industry research and used to calculate the per share value. The increase was also driven slighted by the decrease in discount rate used from February 16, 2007 to March 1, 2007. The probability used in March 1, 2007 also increased to 40% from 30% used in February 16, 2007, and the per share value after adjusting for probability was $1.04 at March 1, 2007.

•	Sales-Growth Scenario: In the sales-growth scenario, the undiscounted price per share, remained the same from February 16, 2007 to March 1, 2007. The slight increase of discounted per share value from $0.97 at March 1, 2007 to $0.98 at February 16, 2007 reflect use of a slightly lower discount rate.

Securities and Exchange Commission
June 8, 2007

•	Sales-Non-Growth (Technology Sale) Scenario: In the sales-non-growth (technology sale) scenario, the value allocated on a per share basis was $0, the same as at February 16, 2007. The terminal values and liquidation preferences of the Company’s preferred stock did not change from February 16, 2007 to March 1, 2007.

•	Private Company Scenario: In the private company scenario, the value allocated on a per share basis was $1.04 at both February 16, 2007 and March 1, 2007, as fair values calculated from the “guideline company analysis” and the “precedent transaction analysis” in determining the per share price did not change significantly. However, the discounted value per share after adjusting for probability decreased from $0.52 at February 16, 2007 to $0.42 at March 1, 2007. This decrease was primarily driven by the probability rate of 40% used at March 1, 2007 compared to the rate of 50% used at February 16, 2007.

•	Dissolution Scenario: Probability for the dissolution scenario did not change significantly from February 16, 2007 and March 1, 2007, and the price per share was $0 at both dates.
     Considering these five scenarios, the Valuation Firm concluded that the fair value of the common stock was $1.53 per share as of March 1, 2007. After reviewing the valuation report and the other factors delineated above, the Board determined that the fair value of the common stock was $1.53 as of March 1, 2007.
     March 27, 2007 Grants:
     For options that were granted on March 27, 2007, the Board engaged the Valuation Firm to provide an independent valuation of the common stock as of March 27, 2007. The independent valuation was performed in accordance with the Practice Aid. The valuation report employed a probability-weighted expected return methodology, in which a per share value was estimated for each of five key scenarios and then those values were weighted by probability in order to determine the price per share.
•	Initial Public Offering Scenario: Under the initial public offering scenario, undiscounted value did not change significantly from March 1, 2007 to March 27, 2007. However, the discounted value per share before adjusting for probability increased from $2.59 at March 1, 2007 to $2.67 at March 27, 2007. This increase was primarily driven by a lower discount rate used at March 27, 2007. In addition, the per share value after adjusting for probability increased from $1.04 at March 1, 2007 to $1.60 at March 27, 2007, reflect the use of a 60% probability rate at March 27, 2007 compared to a 40% rate at March 1, 2007.

•	Sales-Growth Scenario: In the sales-growth scenario, the undiscounted price per share changed slightly from $0.98 at March 1, 2007 to $1.05 at March 27, 2007. The increase in per share value was driven by a higher terminal value used in the March 27, 2007 calculation. The probability factor remained the same from March 1, 2007 at 7.2%, and the probability weighted per share value was $0.08.

•	Sales-Non-Growth (Technology Sale) Scenario: In the sales-non-growth (technology sale) scenario, the value allocated on a per share basis was $0, the same as at March 1, 2007. The terminal values and liquidation preferences of the Company’s preferred stock did not change from March 1, 2007.

Securities and Exchange Commission
June 8, 2007

•	Private Company Scenario: In the private company scenario, the value allocated on a per share increased from $1.04 at March 1, 2007 to $1.11 at March 27, 2007. The $0.07 increase was primarily driven by a higher revenue multiple that was used in the March 27, 2007 to calculate the terminal value for the “guideline company analysis.” The per share value after adjusting for probability decreased to $0.22 at March 27, 2007 from $0.42 at March 1, 2007, due to a decrease of probability from 40% at March 1, 2007 to 20% at March 27, 2007.

•	Dissolution Scenario: The dissolution scenario had 5% probability at both March 1, 2007 and March 27, 2007, and the price per share was $0 at both dates.
     Considering these five scenarios, the Valuation Firm concluded that the fair value of the common stock was $1.90 per share as of March 27, 2007. After reviewing the valuation report and the other factors delineated above, the Board determined that the fair value of the common stock was $1.90 at March 27, 2007.